FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”) 328 – 550 Burrard Street Vancouver BC, V6C 2B5 Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

November 26, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on November 26, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

ITEM 5.

The Company has today filed on SEDAR a National Instrument 43-101 technical report. The report, entitled “Technical Report on the Exploration of the Waterberg Extension Project, South Africa (Latitude 23° 14' 00”S, Longitude 28° 55' 00”E)” is effective November 12, 2013 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd. A copy of the report can be found at www.sedar.com and on the Company’s website. The Company controls an effective 86.974% interest in the Waterberg Extension Project and a private empowerment partner holds the balance.

ITEM 6.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the year ended August 31, 2013. For details of the consolidated financial statements (the “Financial Statements”) and Management’s Discussion and Analysis for the year ended August 31, 2013 please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may request a copy of the complete Financial Statements from the Company free of charge.

The Company’s cash position at August 31, 2013 was $121.94 million, including $10.15 million in restricted cash. At present the Company holds approximately $83.0 million in cash with none being restricted. The Company holds cash in both Canadian dollars and South African Rand, and changes in the exchange rate may create variance in the cash holdings reported in Canadian dollars. All amounts herein are reported in Canadian dollars unless otherwise specified.

1 of 7

Platinum Group has made the transition from exploration and engineering to mine construction at the Western Bushveld Joint Venture Project 1 platinum mine (“Project 1”) located near Rustenburg, South Africa. The Company is also focused on the exploration and initial engineering on the newly discovered Waterberg platinum deposit located near Mokopane, South Africa where the Company is the operator of the Waterberg joint venture project (the “Waterberg JV Project”) with the Japanese Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) and has also expanded its exploration on to the prospecting rights covering 530 square kilometers immediately adjacent and north of the Waterberg JV Project property (the “Waterberg Extension Project”).

The Company has moderated the pace of its Project 1 mine construction while it works on finalizing a US$195 million project loan mandate, updated project finance plans for Project 1 and tests the scale of the Waterberg discovery. In the short term the Company is particularly focused on exploration drilling with large scale step outs over 20 kilometers underway on the approximately 87% owned Waterberg Extension Project.

Recent Highlights

  On November 14, 2013 the Company reported the first available assay results from drilling on the Waterberg Extension Project in two intersections confirming the northward extension of the “Super F” zone. Drill holes WE-01 and WE-02, located respectively 700 meters and 1.4 kilometers north of the known 5.4 kilometer long Waterberg platinum deposit, intersected “Super F” mineralization grade and average true thickness of 11 meters in the predicted position and geology with metal ratios consistent with the Waterberg platinum deposit. Assays for additional holes are currently in process. Drilling had commenced on the Waterberg Extension Project in mid-October after prospecting rights were granted by the South African Department of Mineral Resources.

  Drilling on the Waterberg Extension Project in November 2013 added 4.7 kilometers of confirmed F zone mineralization to the north of the Waterberg platinum deposit area and has now identified 23 kilometers of new Bushveld Complex, including the initial 5.4 kilometer long Waterberg platinum deposit. The reported intercepts remain open for expansion up and down dip and along strike. Drilling on the Waterberg Extension Project continues at this time.

  On November 11, 2013 the Company announced a new mandate letter with Barclays Bank PLC, Absa Corporate and Investment Bank, a division of Absa Bank Limited, Caterpillar Financial SARL and Societe Generale Corporate & Investment Banking who have agreed to use commercially reasonable efforts to arrange a new project loan facility for up to US $195 million (the “New Project Loan Facility”) to continue development of the Project 1 platinum mine. The new mandate letter will build upon previous technical and legal due diligence, and is subject to the finalization of a facility agreement, among other conditions.

2 of 7

  In a surprise decision on October 18, 2013, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a subsidiary of Wesizwe Platinum Ltd. (“Wesizwe”), elected to not fund a 213 million Rand (approximately US $21.8 million) cash call for their 26% share of an approved 6 month forward construction budget for Project 1. This resulted in the requirements for a new lending mandate (as described above) and a restructured loan facility for Project 1. The Company estimates that, as a result of its decision, Africa Wide’s share in the Project 1 operating company, Maseve Investments 11 Pty Ltd. (“Maseve”), will be diluted by approximately 5% based on a formula in Maseve’s shareholders’ agreement, reducing Africa Wide to an approximately 21% interest. Africa Wide contends the dilution will be approximately 3.5% and Africa Wide’s actual dilution has been submitted to arbitration. The Company is currently working on a plan to sell Africa Wide’s diluted percentage in Maseve to another bona fide black economic empowerment partner.

  On September 3, 2013 the Company announced an updated independent inferred resource estimate for the Waterberg JV Project of 167 million tonnes grading 3.26 grams per tonne of platinum, palladium and gold (0.98 g/t Pt, 1.97 g/t Pd, 0.32 g/t Au, Ken Lomberg QP) for a total of 17.5 million ounces with significant copper and nickel credits. The estimate includes the “T1”, “T2” and “F” layers in an extension of the Bushveld Complex discovered in late 2011. The shallowest edge of the known deposit is approximately 130 meters below surface with the resource estimate restricted to 1,000 meters vertical.

  On April 24, 2013 the Company announced that Project 1 operating company Maseve had executed a binding life of mine concentrate off-take agreement for Project 1 with Rustenburg Platinum Mines Ltd. (“RPM”), a wholly owned operating subsidiary of Anglo American Platinum Limited. The agreement was executed following a competitive tender process and the exercise of a first right of refusal by RPM.

  On January 4, 2013 the Company announced the closing of a public offering of 225 million common shares for aggregate gross proceeds of $180 million (the “Offering”). BMO Capital Markets, RBC Capital Markets and GMP Securities L.P. acted as joint bookrunners on the Offering and Raymond James Ltd., Stifel Nicolaus Canada Inc., CIBC and Cormark Securities Inc. acted as co-managers on the offering.

Results For The Year Ended August 31, 2013

During the year ended August 31, 2013, the Company incurred a net loss of $12.07 million (August 31, 2012 – net loss of $10.20 million). General and administrative expenses during the period were $6.94 million (August 31, 2012 - $5.4 million), losses on foreign exchange, due primarily to a weaker Rand at period end, were $8.25 million (August 31, 2012 –$3.59 million), while stock based compensation expense, a non-cash item, totalled $1.17 million (August 31, 2012 - $2.01 million). Finance income consisting of interest earned and property rental fees in the year amounted to $5.00 million (August 31, 2012- $3.94 million). Loss per share for the year amounted to $0.04 per share, as compared to a loss of $0.06 per share for the comparative year of fiscal 2012.

3 of 7

Accounts receivable at August 31, 2013 totalled $6.93 million while accounts payable and accrued liabilities amounted to $25.06 million. Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa and amounts receivable from partners. Accounts payable included contract construction fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing exploration and development costs and administration.

Total expenditures by the Company for development and purchases of property and equipment for Project 1 during the year totaled approximately $69 million, before including the effects of foreign currency exchange rate fluctuations. Expenditures by the Company during the year for exploration on Waterberg were approximately $8.65 million, and a further $4.6 million was funded by joint venture partner, JOGMEC.

At the current time approximately 3,141,000 man hours of construction work has been completed at the Project 1 platinum mine and approximately $190 million has been invested in construction, equipment and underground development. Underground development has reached the Merensky Reef, and initial mining blocks are in planning and early development. Stockpiling of early ore is underway. Crusher, mill and flotation circuit foundations are constructed to above ground level. Mill components have been ordered and large surface civil works areas are being constructed on schedule. A 10MVA electrical supply was completed and energized in October. One ventilation raise and fan is now functional and a second is in progress. Underground mining of multiple declines and headings continues. Capital costs have generally been within budget. The project schedule is being affected by delays including a decision to hold back on additional construction commitments. Until the project financing is restructured and has greater certainty the company believes moderating the pace of construction is prudent. First concentrate production was planned for mid-2015 and will be delayed.

Technical Report Filed

The Company has today filed on SEDAR a National Instrument 43-101 technical report. The report, entitled “Technical Report on the Exploration of the Waterberg Extension Project, South Africa (Latitude 23° 14' 00”S, Longitude 28° 55' 00”E)” is effective November 12, 2013 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd. A copy of the report can be found at www.sedar.com and on the Company’s website. The Company controls an effective 86.974% interest in the Waterberg Extension Project and a private empowerment partner holds the balance.

Outlook

The Company’s key business objectives for the remainder of 2013 and into 2014 will be to restructure and close the proposed New Project Loan Facility or other financing for Project 1, continue with the underground development and mine construction at Project 1 and continue exploration on both the Waterberg JV Project and the Waterberg Extension Project.

4 of 7

Commencement of Phase 2 development at Project 1 began in January 2013 and will utilize the Company’s cash on hand in measured stages until the proposed New Project Loan Facility or other financing is completed and in place. In the event that the New Project Loan Facility is not completed and available to the Company by early calendar 2014, the Company would likely need to alter its business plan. A first alternative business plan would be the sourcing and completion of alternative debt and/or equity financing in order to complete the existing Phase 2 development schedule, although there is no guarantee that such funding would be available to the Company. A second option would be the suspension of Phase 2 development and initiation of the potential sale of ore from already established underground workings at Project 1. In this second scenario, a milling and concentrating facility would not be immediately built, and the construction of such facilities may be postponed until funding became available or indefinitely if attractive off-take terms and costs could be confirmed.

Apart from its own drilling and exploration program on the Waterberg Extension Project, the Company plans to continue working with its joint venture partner, JOGMEC, who is providing 37% of funding, to continue exploration and engineering work on the Waterberg JV Project. A preliminary economic assessment is being undertaken for the Waterberg JV Project and is targeted for completion at the end of calendar 2013.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the Project 1 platinum mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo. The Company has also expanded its exploration northward on to the Waterberg Extension Project As a result of the resource scale and thickness of the Waterberg deposit, the Waterberg JV Project and the Waterberg Extension Project have increased in importance in the Company’s business over the past year.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

5 of 7

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the completion of the New Project Loan Facility, the Company’s ability to secure alternative financing, the Company’s plans with respect to future exploration, development and production on the Company’s projects including mine construction at Project 1, the dilution of Africa Wide’s interest in Maseve and the ability of the Company to sell such diluted interest to another bona fide black economic empowerment partner. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

6 of 7

ITEM 7.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 8.	OMITTED INFORMATION

N/A

ITEM 9.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 10.	DATE OF REPORT

November 26, 2013

7 of 7